Unit Price of Offering/Price Paid Per Unit	Spread	Total Price Paid	Underwriter From Whom the Fund Purchased	Total Shares Offered	Total Size of the Offering	Total Shares Purchased by Investment Management	Total Price Paid by the Fund Plus Total Price paid For Same Securities Purchased By the Same Sub-adviser	% of Offering
$ 23.00	$ 0.69	$434,700	BofA Merrill Lynch	26,086,957	$600,000,011	1,564,700	$35,988,100	6.00%
BofA Merrill Lynch / Citigroup / J.P. Morgan / Wells Fargo Securities / BMO Capital Markets / BNP Paribas / MUFG / Mizuho Securities / RBS / SMBC Nikko / BBVA / Credit Agricole CIB / RBC Capital Markets / CIBC / Societe Generale / BB&T Capital Markets / Comerica Securities / Fifth Third Securities / Heikkinen Energy Advisors / HSBC / KeyBanc Capital Markets / Macquarie Capital / Piper Jaffray / PNC Capital Markets LLC / Baird / Scotiabank / Howard Weil / Tudor, Pickering, Holt &  Co.

$ 26.38	$ 0.3957	$224,230	Wells Fargo Securities	22,500,000	$593,550,000	620,500	$16,368,790	2.76%	BofA Merrill Lynch / Citigroup / J.P. Morgan / Wells Fargo Securities
$ 23.75	$ 0.285	$306,375	Morgan Stanley	135,000,000	$3,206,250,000	1,677,220	$39,833,975	1.24%
Morgan Stanley / Goldman, Sachs & Co. / J.P. Morgan / Citigroup / Credit Suisse / Deutsche Bank Securities / RBS / UBS Investment Bank / Wells Fargo Securities / Barclays / Keefe, Bruyette & Woods / Oppenheimer & Co. / RBC Capital Markets / Sandler O'Neill + Partners, L.P.